Exhibit 99.1

Wellchange Holdings Company Receives 180-Day Extension from Nasdaq to Regain Compliance with Minimum Bid Price Requirement

Hong Kong, Oct. 30, 2025 (GLOBE NEWSWIRE) -- Wellchange Holdings Company (NASDAQ: WCT) (“Wellchange” or the “Company”), today announced that it has received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) granting the Company an additional 180-calendar-day compliance period, or until April 27, 2026, to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, on April 30, 2025, Nasdaq notified the Company that its listed securities did not meet the minimum bid price requirement of $1.00 per share over the preceding 30 consecutive business days. The initial 180-day compliance period expired on October 27, 2025.

The additional compliance period is granted based on the Company’s compliance of all other continued listing requirements for the Nasdaq Capital Market, except for the bid price requirement, and providing written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

To regain compliance, the Company’s Class A ordinary shares (previously designated as ordinary shares prior to August 7, 2025) must maintain a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days during the compliance period. If the Company does not regain compliance by April 30, 2026, Nasdaq will provide written notification that the Company’s securities are subject to delisting. At that time, the Company would have the right to appeal the determination to a Nasdaq Hearings Panel.

This notification from Nasdaq has no immediate effect on the listing or trading of the Company’s Class A ordinary shares, which will continue to trade on the Nasdaq Capital Market under the symbol “WCT.”

About Wellchange Holdings Company Limited

Wellchange Holdings Company Limited is an enterprise software solution services provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Wching Tech Ltd Co. The Company provides customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. The Company’s mission is to empower our customers and users, in particular, small and medium businesses, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning software solutions.

For more information, please visit the Company’s website: https://www.wchingtech.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the closing of the Offering, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Wellchange Holdings Company Limited

Shek Kin Pong, CEO

Email: contactus@wchingtech.com

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

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